Exhibit C

MEMORANDUM OF UNDERSTANDING

This binding Memorandum of Understanding (this “MOU”) is made and entered into as of August 6, 2006 (the “Effective Date”) by and between Jeffrey J. Steiner and Philip S. Sassower.

I.              BACKGROUND AND SUMMARY

1. The Company; Initial Members

A (i) limited liability company, to be formed (the “Steiner FA LLC” or the “Steiner Member”), controlled and partially owned by Jeffrey J. Steiner (“Steiner”) with other ownership interests limited to Steiner family members or their controlled affiliates, and (ii) a limited liability company to be formed and to be known as Phoenix FA Holdings, LLC (the “Phoenix Group LLC” or the “Phoenix Member”) controlled and partially owned by Philip S. Sassower (“Sassower”), with the other interests in the Phoenix Group LLC being held by certain investors described below (each of the Steiner FA LLC and the Phoenix Group LLC being referred to herein as a “Member” and, collectively, as the “Members”), propose to form a Delaware limited liability company to be known as FA Holdings, LLC, or another entity upon consultation with counsel (“Holdings” or the Company”), for the purposes described below.

2. Purpose of the Company; Members’ Commitment

The purpose of Holdings is to acquire, manage and hold for investment 100% of the equity of The Fairchild Corporation, a Delaware company (“FA”). In furtherance thereof, Steiner and Sassower intend to jointly propose and, through Holdings, to execute a “going private” transaction involving FA pursuant to which, among other things: (a) a direct or indirect wholly owned subsidiary of Holdings will merge with and into FA, with FA surviving as a direct or indirect wholly owned subsidiary of Holdings (the “Merger”); (b) each share of FA Common Stock not owned by Holdings (unless otherwise agreed by Steiner and Sassower) shall be converted into a right to receive cash at a price per share to be proposed by Holdings after mutual agreement by Steiner and Sassower, subject to subsequent negotiation with and agreement by FA’s Special Committee and Board of Directors and, thereafter, stockholder approval (the definitive cash price per share being the “Merger Consideration”); (c) FA will cease to be a registered company under the Securities Exchange Act of 1934 (the “Exchange Act”) and (d) its securities will no longer be listed on the New York Stock Exchange or Pacific Stock Exchange and transactions in FA’s common stock will not be reported or quoted on any automated quotation system, all in accordance with the terms of a written proposal to be jointly prepared by Sassower and Steiner and submitted to the Board of Directors of FA or a designated Special or Independent Committee thereof (the “Transaction”).

Each Member will have the proxy to vote in favor of the Transaction all of the shares of FA Common Stock to be contributed to Holdings as described below, effective upon contribution of such shares to Holdings. Each Member agrees to vote such shares and all shares of FA Common Stock owned or controlled by it in favor of the Transaction, provided that such agreement shall no longer be binding upon any Member, and the proxy referred to above shall terminate, upon the Termination Date

(as defined below).

3.	Capital Contributions; Membership Interests; Distributions; Allocations

Contemporaneously with execution and delivery of the definitive Agreements, each Member will execute and deliver a subscription agreement, which may be incorporated within the definitive Agreements (each a “Subscription Agreement”) with Holdings pursuant to which each Member will subscribe for membership interests in Holdings in exchange for its agreement to make or cause to be made a capital contribution in the form of:

(a) in the case of the Steiner Member, not less than 7,000,000 shares of FA Common Stock (including Class A & Class B Stock, on an as-converted basis, including (i) 5,727,684 shares held by The Steiner FA LLC, (ii) 68,500 shares held by Jeffrey J, Steiner as custodian and 2,400 shares held by the Jeffrey Steiner Family Foundation, (iii) 220,193 shares held by Eric Steiner, (iv) 66,837 shares held by Natalia Hercot or her spouse, and (vi) not less than 914,386 shares held by other individuals or entities, and including and assuming full conversion and contribution of all 2,621,412 shares of FA Common Stock issuable upon conversion of 2,621,412 Class B Common Stock of FA) (all such shares of FA Common Stock being referred to herein as “Steiner FA Shares”), with any shortfall in shares of contributed Steiner FA Shares below 7,000,00 shares being made whole by a cash capital contribution equal to the Merger Consideration multiplied by the share shortfall number (collectively, the “Steiner Capital Contribution”); and

(b) in the case of the Phoenix Member, cash in an amount equal to $30.0 million (the “Phoenix Capital Contribution”).

The Steiner Capital Contribution and Phoenix Capital Contribution are sometimes referred to as that Member’s “Initial Capital Contribution.”

Each Subscription Agreement shall provide that the Member which is a signatory thereto: (a) will be obligated to transfer, assign and deliver its respective Steiner FA Shares to Holdings, free and clear of all liens, pledges and encumbrances, no earlier than upon the execution and delivery of a merger agreement for the Transaction by Holdings and FA (the “Merger Agreement”) and no later than the effective date of the Merger, and to fund any cash Initial Capital Contribution to Holdings no earlier than upon the execution and delivery of the Merger Agreement, and no later than the effective date of the Merger; and (b) shall not transfer, convey, pledge or otherwise encumber any of its respective Steiner FA Shares prior to the Termination Date (as defined below). Each Subscription Agreement shall provide for the return of the Steiner FA Shares to the respective Member who executed it or to his or its designee, for no consideration, promptly following the Termination Date. If requested by the Phoenix Member, the Steiner Member shall execute or cause to be executed voting proxies in favor of Holdings to permit Holdings to vote all of the Steiner FA Shares in favor of the Merger.

The obligations of both of the Members to contribute, transfer, assign and deliver their respective Initial Capital Contributions, and not transfer, convey, pledge or otherwise encumber any Steiner FA Shares may, if required by any one Member prior to the contribution pursuant to the prior paragraph, be secured by their executing an escrow agreement providing for, among other things, the delivery of their respective Steiner FA Shares into escrow with a mutually agreeable nationally reputable escrow agent, and the release of the same (x) to Holdings no later than the consummation of the Merger, or (y) back to the Members following the Termination Date. Steiner represents and warrants that the Steiner FA Shares are held by their respective owners free and clear of all liens, pledges and encumbrances.

The Phoenix Group LLC shall include as members those individuals and entities designated by Sassower. Without limiting the foregoing, such entities are anticipated to include (i) Phoenix Venture Fund LLC, and (ii) various individuals and entities, including but not limited to current investors in Phoenix Venture Fund LLC. The Phoenix Group LLC shall obtain subscription agreements and covenants from each of its members comparable to those entered into by the Members.

In exchange for its agreement to contribute its respective Initial Capital Contributions (including the Steiner FA Shares) to Holdings (and subsequent contribution thereof, if any), each of the Members will initially hold, directly or through entities controlled by them, a membership interest (and collectively, all of the membership interests) in Holdings having the voting, economic and governance rights and privileges and the obligations set forth herein.

No Member shall be required to make any contribution, loan or other investment in or to Holdings in excess of its Initial Capital Contribution without its specific consent, and no Member shall be permitted to make any contribution, loan or other investment in or to Holdings without the consent of each Member.

No Member shall be deemed to have contributed any trade name, trademark or other intellectual property to Holdings.

No Priority Return:	No Member shall have any priority over any other Member as to the return of any Initial Capital Contribution.

Distributions:	Voluntary Distributions:

Available cash will be distributed at the discretion of the Company’s Board of Managers (the “Board”), in a ratio (the “Profit Sharing Ratio”) of 50% to the Steiner Member and 50% to the Phoenix Member.

Mandatory Distributions:

Tax distributions:The Company will distribute annually to all Members an amount such that each Member has received distributions in aggregate amounts for the current fiscal year, and all prior fiscal years, which equal not less than the sum for the immediately preceding fiscal year, and all prior fiscal years, of the amount of profits allocated to such Member for such fiscal years reduced by the amount of losses allocated to such Member for such year, multiplied by a percentage equal to the sum of the maximum individual federal, state and local income tax rates for such fiscal year.

Liquidation: Upon liquidation, after payment of all liabilities of the Company and expenses of liquidation, and establishment of reasonable reserves for actual or contingent liabilities, the Company will distribute its remaining cash and other assets in accordance with the formula set forth above under the heading “Voluntary Distributions.” Liquidation shall include (a) a sale of all or substantially all of the assets of the Company, (a) a merger, or (c) a consolidation, recapitalization or similar transaction involving the Company, as a result of which the existing Members will own less than 50% of the membership interests in the Company or in any surviving entity in a merger (each, a “Company Liquidation Event”).

The parties acknowledge that any distributions, dividends or other payments from FA or its subsidiaries to Holdings may only be made subject to and in compliance with existing agreements of, and restrictions applicable to, FA.

Allocation of Losses:

Losses will be allocated among the Members first pro rata in proportion to and up to the amounts of their positive capital accounts, and thereafter in accordance with the Profit Sharing Ratio then in effect.

4. Debt Financing

The Members will use their commercial best efforts to mutually agree on the scope and terms of any additional debt financing required to (a) finance the payment of the aggregate Merger Consideration to be paid in the Transaction and for Transaction expenses, plus (b) provide adequate minimum working capital level for FA going forward (collectively, the “Required Financing”). Any Required Financing shall require the consent of both Members.

II. MANAGEMENT

1. Holdings Board of Managers

The Board will consist initially solely of Steiner and Sassower, or their respective designees. One additional Steiner Manager and one additional Phoenix Manager may be added to the Board at any time. The unanimous vote or written consent of the Board shall be required for the taking of any action provided, however, that Steiner will have day-to-day control over and responsibility for the operations of FA as described in Section II.3 below. Except as otherwise specifically provided herein, the Board will be vested with the authority customarily or by statute reserved for the managers of a Delaware limited liability company. The Board will meet at least quarterly (in parallel with FA board meetings) to review FA’s and Holdings’ operations and performance.

No manager of Holdings may be removed or replaced, and no vacancy on the Board may be filled except in accordance with the following:

Resignation. Any manager of Holdings may resign at any time by giving written notice to the Members and the remaining manager(s).

Removal. A manager of Holdings who is a Steiner Manager (as defined below) may be removed at any time, with or without cause, by Steiner, and a manager who is a Phoenix Manager (as defined below) may be removed at any time, with or without consent, by the Phoenix Group LLC.

Vacancies. Upon the vacancy of any manager of Holdings for any reason (including, without limitation, resignation or removal as set forth above), a successor shall be appointed by Steiner, if the prior manager was Steiner or a Steiner FA LLC designee (a “Steiner Manager”), or the Phoenix Group LLC, if the prior manager was Sassower or a Phoenix Group LLC designee (a “Phoenix Manager”).

2. FA Board of Directors	Holdings shall at all times vote its shares of FA for the election of a board of directors of FA of which 50% shall be designees of the Steiner FA LLC and 50% shall be designees of the Phoenix Group LLC.

No FA director may be removed or replaced, and no vacancy on the FA board of directors may be filled except in accordance with the following:

Resignation. Any director may resign at any time by giving written notice to the FA board of directors.

Removal. A director who is a Steiner designee may be removed at any time, with or without cause, by the Steiner FA LLC, and a director who is a Phoenix designee may be removed at any time, with or without consent, by the Phoenix Group LLC.

Vacancies. Upon the vacancy of any director for any reason (including, without limitation, resignation or removal as set forth above), a successor shall be appointed by the Steiner FA LLC, if the prior director was a Steiner designee, or the Phoenix Group LLC if the prior director was a Phoenix Group LLC designee.

Upon consummation of the Transaction, the bylaws of FA shall be amended to conform to the foregoing.

3.	Responsibilities of Holdings Board of Managers; FA Board of Directors; FA Chief Executive Officer	The Board will have complete control and responsibility for, and will manage all aspects of, the day-to-day operations of Holdings and will exercise control over Holdings’ investment in FA.

Except as otherwise specifically provided herein, the board of directors of FA shall continue to be vested with the authority customarily or by statute reserved for the board of directors of a Delaware corporation, provided, however, that (a) Steiner will have day-to-day control over and responsibility for the operations of FA (including decisions such as to opening or closing a store or decisions as to hiring or dismissing any non-executive employee) and shall continue to report to and consult with the board of directors of FA in a manner consistent with past practice and the terms of his current employment agreement with FA, and (b) Steiner and Sassower shall have joint oversight and joint overall responsibility for investment banking and sourcing and supervising of financing and refinancing of all debt, subject to review by and consultation with the FA board of directors.

Holdings will not have employees, unless otherwise determined by the Board. Holdings shall cause FA to employ or otherwise retain Steiner as its Chief Executive Officer in accordance with, and subject to, the terms of a new employment agreement or consulting agreement with Steiner or an affiliated entity, on terms to be determined and mutually agreed upon by Steiner and Sassower.

Steiner agrees that, in view of Steiner’s dual role as acting as Chief Executive Officer and as a control person of Holdings and FA exercising control over 50% of the FA board, any rights FA has under and employment or consulting agreement with Steiner or a Steiner affiliate may be exercised by the FA board without Steiner’s vote or consent (except as required by the express terms of such agreement), and Sassower agrees that he shall cause the FA board to exercise any such rights only in accordance with the other terms of this MOU, the employment or consulting agreement and applicable law.

FA shall provide Holdings with monthly, quarterly and annual financial information, with scope of reporting packages to be determined.

4.	Actions Requiring FA Board Approval; Actions Requiring Steiner and Phoenix Manager Approval

In addition to any Member approvals required by law, the following actions (“Material Actions”) can be put into effect with, and only with, the approval of (a) as to Material Actions relating to FA, a majority of the board of FA, including at least one designee of Steiner and one designee of the Phoenix Group LLC; and (b) as to Material Actions relating to Holdings, (a) the consent of at least one Steiner Manager and at least one Phoenix Manager or (b) both Members:

(i)

Approving any Operating Plans and Budget (as defined below) commencing with the FA fiscal year commencing October 1, 2007, or making material changes to or material deviations from any Operating Plan and Budget for any FA fiscal year commencing with the FA fiscal year commencing October 1, 2006;

		(ii)	Engaging in any material transactions or activities not in the ordinary course of Holdings’ or FA’s business;

		(iii)	Selling or otherwise disposing of all or substantially all of the assets of Holdings or FA or any subsidiary;

		(iv)	merging or consolidating Holdings or FA or any subsidiary with each other or with or into any other entity;

		(v)	amending the certificate of formation or operating agreement or other organizational documents of Holdings or the certificate of incorporation or bylaws of FA;

(vi)

dissolving Holdings or FA or any subsidiary of FA, or filing any petition for bankruptcy or consenting to the entry of an order for relief in an involuntary bankruptcy case or making any assignment for the benefit of creditors with respect to Holdings or FA or any subsidiary of FA;

(vii)

the incurrence of any liens, security interests or encumbrances on, or the pledging of, any of the assets of Holdings or FA or any subsidiary of FA, or granting any guarantees, indemnities or letters of credit, other than (a) customary permitted liens in the ordinary course of business, (b) in accordance with the current Operating Plan and Budget, or (c) in connection with the Required Financing or a refinancing thereof, but only if the Members’ approval thereof has been obtained as set forth above under “Debt Financing”;

(viii)

the incurrence of debt (including guarantees, leases and assumption of liabilities) including (a) the Required Financing or a refinancing thereof, but only if the Members’ approval thereof has been obtained as set forth above under “Debt Financing”, (b) trade payables in the ordinary course of business of FA, (c) other ordinary course accounts payable that individually and in the aggregate are not material to FA, and (d) debt specifically contemplated and approved in the then current Operating Plan and Budget;

(ix)

the establishment of any plan for the granting of equity options, restricted stock, profit participation or other interests in Holdings, any Holdings subsidiary holding 100% of FA or FA, to employees of FA (“Incentive Interests”), and the granting of Incentive Interests under any such plan;

	(x)	the sale or issuance of additional membership interests or equity securities (including options, warrants or other convertible interests) by or contribution of additional capital to, Holdings;

	(xi)	the acquisition of a business or the assets comprising a business;

	(xii)	the selection and retention of counsel for material transactions or material litigation and of accountants for Holdings and FA and its subsidiaries;

	(xiii)	entering into or amending any agreement between Holdings and a Member or its affiliates;

	(xiv)	Hiring or firing of any officer of FA and/or any FA executive at the Vice President level and above, and entering into any employment agreement with executives or key personnel; or

	(xv)	taking any action that would materially alter the partnership tax status of Holdings.

5. Books and Records

The Board will cause Holdings to establish and maintain full, true and accurate books, accounts and records of Holdings. Holdings will provide each Member with reports of its operations in the form and for the period reported in accordance with Holdings’ regular business practices, but in any event no less frequently than quarterly. Such reports may consist of a “pass-through” of FA’s reports to Holdings.

Each Member shall have access to the books and records of Holdings in accordance with applicable Delaware law and shall also have the right, at such Member’s own expense, to audit Holdings’ books and records no more frequently than once each calendar year.

6. Tax Matters

Phoenix Group LLC shall be the tax matters partner of Holdings as provided in the Internal Revenue Code Section 6231(a)(7) and the regulations thereunder (the “Tax Matters Partner”) until its resignation from such position. Upon any such resignation, the Board shall designate a successor. The Tax Matters Partner shall be indemnified and reimbursed for all costs and expenses incurred thereby in connection with such role, including all legal costs and expenses, accounting fees and expenses, claims, liabilities and damages, but shall not receive any additional compensation for performance of his duties. The Tax Matters Partner shall not cause or permit Holdings to take any action or make any decision that would have an adverse impact on Holdings or any Member without the consent of the Board. Holdings shall not elect to be treated as an association taxable as a corporation for U.S. federal, state or local income tax purposes under the Internal Revenue Code, regulations promulgated thereunder or any corresponding state or local statute or regulations.

III. BUSINESS AND OPERATIONS

1. Operating Plans & Budgets

FA will conduct its operations materially in accordance with an operating plan, an operating budget and a capital budget for FA (collectively, the “Operating Plan and Budget”). The initial Operating Plan and Budget for FA for the remainder of 2006 and the first nine months of 2007 shall be FA’s current operating plan and budget for its fiscal years 2006 and 2007, respectively, subject to such changes as may be agreed upon by the Members as being required by the Transaction.

At least 60 days before the end of each fiscal year, Steiner, as Chief Executive Officer of FA, shall prepare and propose to the FA board of directors a revised Operating Plan and Budget for the following fiscal year. As set forth above, such proposed Operating Plan and Budget will become effective upon, and only upon, approval by a majority of FA’s board of directors. If the proposed Operating Plan and Budget are not so approved, then the then-current Operating Plan and Budget will remain in effect for the next fiscal year, provided that (a) expenses governed by contract will be adjusted to the then-current contractual amounts, and (b) the capital requirements of FA and any required capital contributions will be adjusted accordingly.

Debt financing of Holdings and/or FA will be permitted within limits established by, and only by, (a) in the case of FA, a majority of the members of FA’s board of directors, and (b) in the case of Holdings, the Board. Debt financing in excess of pre-established limits will again require the approval of (a) in the case of FA, a majority of the members of FA’s board of directors, and (b) in the case of Holdings, the Board.

It is not anticipated that Holdings will have any significant operating expenses, or need for annual operating plan, operating budget or capital budget. The Board will cooperate in good faith to determine, and make provision for, any operating expenses. Following the closing of the Merger, the Members shall cause any reasonable expenses previously or thereafter incurred by Holdings to be promptly reimbursed or paid by FA.

2. Location of Office	Holdings shall establish and maintain a principal office in New York City and may establish and maintain offices at such other locations as the Board may determine.

In the event that Holdings shares office space with FA or Sassower, Holdings shall pay FA or Sassower, as the case may be, rental for such space and reimbursement for related expenses consistent with Section VII.1 hereof.

3. Non-Competition

No Member shall operate or invest in, or be employed as an executive officer, employee of or consultant to, any production, marketing or distribution enterprise that produces or distributes products or services that compete with those of FA, other than through Holdings or through FA while it is owned by Holdings; provided, however, that no Member shall be prohibited from making passive investments in any class of publicly traded securities of any such enterprise, so long as (a) such investment represents less than 5% of the outstanding securities in such class, and (b) such Member does not advise, consult on or participate in any way in the management or affairs of such enterprise. The foregoing non-compete restrictions will remain in effect until one year after the sale or other disposition of (x) Holdings’ interest in FA or (y) substantially all of the assets of FA, unless and to the extent released or waived by the purchaser thereof.

IV. TRANSFERS; RIGHT OF FIRST OFFER; BUY/SELL

1. Transfers

Each Member will agree not to directly or indirectly transfer, pledge, assign or encumber, in whole or in part, its membership interest in Holdings to any person without the Board’s consent, except to a family member of such Member, whether or not for purposes of estate planning (an “Estate Planning/Family Transfer”), for a period of two years from the closing of the Transaction (such period, the “Lock-Up Period”).  No permitted transfer will relieve a Member of any of its obligations under the operating agreement of Holdings, any other organizational documents or any related agreements between the Members.

Following the Lock-Up Period, each Member may, subject to compliance with the right of first offer set forth below, transfer all (but not less than all) of its respective membership interest in Holdings to any person, other than a competitor of FA; provided, however, that a sale of all of the membership interests in Holdings pursuant to the drag-along provisions set forth herein may be made to a competitor of FA.

Notwithstanding the foregoing or anything to the contrary herein, no transfer or assignment shall be permitted (a) without compliance with applicable Federal and state securities laws, or (b) if such transfer would cause the number of holders of Holding’s securities to exceed 100 or such other number as may be permitted for purposes of determining if Holdings is exempt from the Investment Company Act of 1940, as amended, or for determining whether Holdings is a “publicly traded partnership” within the meaning of Section 7704 of the Internal Revenue Code.

2.	Right of First Offer; Drag-along and Tag-Along Rights

At any time following the Lock-Up Period, any Member (the “Selling Member”) may offer its membership interests in Holdings to the other Member (the “Receiving Member”), at a price and on the terms specified in the notice (the “Offer Notice”) to the Receiving Member.  The Receiving Member may, within 90 days of receipt of the Offer Notice, notify the Selling Member whether they wish to purchase all (but not less than all) of the Selling Member’s interest in Holdings at such price and on such terms (such notice, the “Exercise Notice”), which purchase shall be completed within 90 days of receipt by the Selling Member of the Exercise Notice.

If the Receiving Member does not deliver an Exercise Notice or consummate the purchase within the period specified in the preceding sentence (other than by reason of a failure of the Selling Member to consummate such sale), the Selling Member may offer and sell either (a) all (but not less than all) of its interest in Holdings, (b) all of the shares in FA held by Holdings, or (c) all of the assets of FA and its subsidiaries, in each case to one or more third parties (which may include competitors of FA provided (x) the offer and sale of its interest in Holdings includes a sale of all of the membership interests in Holdings pursuant to the “drag-along” provisions below or (y) if structured as a sale of all of the shares in FA held by Holdings, or a sale of all of the assets of FA and its subsidiaries, is followed immediately by a distribution by Holdings of all net proceeds of sale), at a price not less than and on terms no less favorable to the selling party than specified in the Offer Notice (adjusted in the case of a sale of all of the shares in FA held by Holdings or all of the assets of FA and its subsidiaries to reflect the application of the distribution provisions of this MOU as if Holdings had disposed of its entire interest in FA and had then distributed the proceeds to the Members in a liquidating distribution).

The Selling Member may exercise “drag-along” rights with respect to all (but not less than all) of the Receiving Member’s membership interest in Holdings and all other membership interests in Holding at the same price per membership interest paid by such selling parties and on the same terms (but in no event may “drag-along rights” be exercised in a sale (x) at a price per membership interest less than the equivalent of the cash price per share of FA Common Stock paid in the Transaction or (y) to an affiliate of the Selling Member without the consent of both of the Members). Such drag-along rights shall include the right to require the Receiving Member to vote in favor of or consent to a merger or sale of assets of FA or Holdings to the extent the sale is so structured.

The Receiving Member shall have “tag-along” right with respect to all (but not less than all) of its membership interests at the same price per membership interest paid by such selling parties and on the same terms as the Selling Member. Any such sale to a third party must be completed within 240 days of receipt by the Receiving Member of the Offer Notice.  If any proposed sale to a third party is not completed within such 240 day period, the Selling Member shall be required to deliver a further Offer Notice to the Receiving Member.

For purposes of the drag-along provisions, Phoenix Enterprises LLC, any member of Phoenix Enterprises LLC or any member of the Phoenix Group LLC shall be deemed an affiliate of the Phoenix Group LLC.

The foregoing right of first offer, drag-along and tag-along rights shall not apply to any Estate Planning/Family Transfer.

3. Incentive Interests	The Board may grant Incentive Interests in Holdings or any subsidiary of Holdings or similar incentive compensation to officers and employees of FA.

V. RESTRICTIONS ON MEMBERS; REPRESENTATIONS AND WARRANTIES

1. No-Shop Restrictions	From the Effective Date until the close of business on the date (the “Termination Date”) which is the first to occur of:

(A) consummation of the Transaction;

(B) the 180th day after the date of the execution and delivery of the definitive merger agreement or other agreements between the Company and FA for the Transaction (the “Transaction Documents”);

(C) August 31, 2007 (such date only if the Transaction Documents have not been executed and delivered by December 31, 2006);

(D) the date by which both (x) the FA board of directors or any committee of the FA board publicly announces that it is recommending that the FA shareholders do not adopt the merger agreement relating to the Transaction, and (y) the merger agreement has been terminated in accordance with its terms by FA; or

(E) the FA board of directors or any  committee of the FA board of directors has advised Holdings or any of its Members in writing after discussions with representatives of Holdings that it has rejected an offer by Holdings with respect to a Transaction, and no substantive progress has occurred with respect to agreement on a proposed Transaction for a period of 90 days despite best efforts by Holdings representatives to pursue such discussions;

Steiner, Sassower, the Steiner FA LLC and the Phoenix Group LLC shall not (and shall use their respective best efforts to cause their directors, officers, employees, advisors, consultants, attorneys, members, partners, trustees, agents and affiliates not to), directly or indirectly:

(a) solicit, initiate or engage in any discussions or negotiations with, irrespective of the person performing such solicitation, initiation or engagement, or provide any information to, or take any other action with the intent to facilitate the efforts of, any third party relating to any possible agreement (whether binding or in principle) or other arrangement involving (i) the acquisition of all or substantially all of FA (whether by way of merger, purchase of capital stock or other securities, purchase of assets or otherwise), (ii) any equity investment in FA or any of its subsidiaries (exclusive of any non-equity profit participation provisions which may be required to be offered to third-party lenders as an inducement to provide Required Financing for the Transaction), (iii) any other action or transaction inconsistent with, or that could reasonably be expected to delay or prevent the consummation of, or render impractical, the Transaction (collectively, a “FA Prohibited Transaction”); or

(b) authorize, execute, consummate or enter into any agreement or commitment with respect to, a FA Prohibited Transaction.

Notwithstanding the foregoing, nothing herein shall prevent Steiner from (a) taking any actions to comply with his fiduciary duties as an officer and director of FA upon the advice of counsel, or (b) soliciting, initiating or engaging in any discussions or negotiations with, or providing any information to, or taking any other action with the intent to facilitate the efforts of, GECC or any other third party relating to any possible agreement (whether binding or in principle) or other arrangement involving the refinancing or recapitalization of FA, or authorizing, executing, consummating or entering into any agreement or commitment with respect to the foregoing.

In furtherance of the foregoing agreements and restrictions, except as specifically contemplated herein, each Member agrees not to (x) transfer, convey, pledge or otherwise encumber any shares of FA common stock held by it, or (y) permit the transfer, conveyance, pledge or encumbrance of any shares of FA common stock controlled by it, in each case, until the Termination Date, other than (a) with respect to Steiner, Estate Planning/Family Transfers to family members who agree to be subject to such transfer restrictions and to contribute the shares received to the Steiner FA LLC for contribution by the Steiner FA LLC to the Company, and, (b) with respect to Phoenix, Estate

Planning/Family Transfers to family members who agree to be subject to such transfer restrictions and to contribute the shares received to the Phoenix Group LLC for contribution by the Phoenix Group LLC to the Company.

The Phoenix Group LLC shall use its commercial best efforts to obtain covenants from each of its members reasonably comparable in nature and scope to those set forth above.

2. Break-Up Fee and Expense Reimbursement

In the event a transaction involving FA or the FA Shares other than the Transaction contemplated hereby with the Phoenix Member (a “Competitive Transaction”) is consummated while this MOU is in effect or within 12 months of the Termination Date, then, to the extent agreed to by FA, the Phoenix Member shall receive from FA (or, if paid by FA to Holdings, from Holdings): (i) reimbursement of all reasonable out-of-pocket legal, accounting and due diligence expenses incurred by Phoenix or its affiliates in pursuing the Transaction, and (ii) a break-up fee in an amount equal to 3% of the value of the Competitive Transaction (regardless of the characterization of such Competitive Transaction as a merger, purchase of shares, sale of assets, recapitalization or otherwise). Steiner and Sassower agree that they shall use their respective best efforts to cause the Merger Agreement to include provisions for such expense reimbursement and break-up fee as obligations payable by FA and, that without limiting any other rights of the Phoenix Member with respect to approval of the Merger Agreement, the Phoenix Member shall not be required to approve any Merger Agreement that does not include such provisions.

Notwithstanding the foregoing, if the Competitive Transaction occurs and the Transaction contemplated hereby with the Phoenix Member was not approved by the FA Board of Directors or otherwise subject to a definitive binding agreement of FA, the provision for expense reimbursement and payment of the break-up fee shall not be payable by FA but shall be a Steiner personal obligation to the Phoenix Member, but the break-up fee payable to the Phoenix Member shall then be $900,000, regardless of the value of the Competitive Transaction.

Neither Steiner nor any affiliate of Steiner shall have any direct or indirect share, whether by reason of ownership in Holdings or otherwise, in the benefits of any break-up fee.

3. Confidentiality

The Members shall keep confidential, and not use or disclose to any person or entity any Confidential Information (as defined below) for any reason or purpose whatsoever, nor shall they make use of any Confidential Information for their own purposes or for the benefit of any other person or entity except (a) in order to facilitate the fulfillment of such Member’s obligations hereunder, (b) as required by law or judicial process, (c) as required to fulfill legal and regulatory obligations, if any, (d) to such Member’s attorneys, accountants, other advisors, officers, employees and directors in connection with the proposed Transaction and in furtherance of this MOU, and (e) by Sassower to his existing and prospective members and associated investors in connection with the proposed Transaction and in furtherance of this MOU, provided that such third party agrees to be bound by confidentiality provisions at least as restrictive as those set forth herein.  For purposes of this MOU, “Confidential Information” shall mean and include the existence and terms of this MOU, all prior and subsequent discussions and negotiations regarding Holdings and the Transaction (including the status thereof), all non-public information regarding the business, operations, assets, liabilities and prospects of FA, and all information that any Member shall acquire from any other Member regarding such other Member and which is not of a public nature.

This covenant shall survive the consummation of the Transaction and shall continue until the last to occur of (a) five years after the sale of FA, of Holdings, or of Holdings’ interest in FA, unless and to the extent released or waived by the purchaser thereof, or (y) the dissolution of FA and/or the Company.

4. Public Announcements; SEC Filings

Steiner and Sassower shall consult with each other before issuing any press release or otherwise making any public statements or filing with respect to this MOU, the transactions contemplated hereby or thereby (including the Transaction) or any prior or subsequent discussions and negotiations regarding the same, and shall not issue any such press release or make any such public statement or filing without the prior consent of Steiner, in the case of Sassower, or Sassower, in the case of Steiner, which consent shall not be unreasonably withheld or delayed; provided, however, that Steiner and Sassower may, without the prior consent specified above, issue such a press release or make such a public statement or filing as may be required by law if he has used reasonable efforts to consult with Steiner, in the case of Sassower, or Sassower, in the case of Steiner, and to obtain such consent but has been unable to do so prior to the time such press release or public statement is required to be made or filed pursuant to such law.  In furtherance of the foregoing, the Members shall cooperate in making any Schedule 13D filings which may be required, and shall make a joint public announcement of the Transaction promptly following the execution and delivery of the merger agreement relating to the Transaction.

5. Representations and Warranties

Each of the parties hereto represents and warrants to the other party that, except for Golden Tree, it: (a) is not party to any other agreement or arrangement that could reasonably be expected to materially interfere with such party’s full, due, timely and complete performance of this MOU and the transactions contemplated hereby; (b) is not, nor shall it be in, violation of any applicable law or contractual obligation by entering into and undertaking performance of this MOU and the transactions contemplated hereby; and (c) is not a party to any agreement, or currently in any discussions or negotiations, relating to a FA Prohibited Transaction.

The Phoenix Group LLC shall obtain comparable representations and warranties from each of its members.

VI. DISSOLUTION/LIQUIDATION

Holdings will be dissolved upon the occurrence of any of the following events:

	(i)	the vote of both Members;

	(ii)	a Company Liquidation Event;

	(iii)	a sale of all or substantially all of the assets of FA, or a merger of FA with or into another entity or a consolidation, recapitalization or similar transaction involving FA, as a result of which Holdings will own less than 50% of the equity in FA or in any surviving entity (each, a “FA Liquidation Event”);

		(iv)	the conversion of Holdings into another entity; or

		(v)	a judicial dissolution under Delaware law.

During a reasonable period following the dissolution of Holdings, in accordance with Delaware law the Board will liquidate and wind-up the operations of Holdings.

VII. MISCELLANEOUS

1.	Contracts with Affiliates; Investment Banking Services

Holdings or FA will be permitted to engage the services or use of facilities of the Members or of affiliates of the Members, provided that the cost and other terms of such services or facilities to Holdings or FA are no less favorable to Holdings or FA, as the case may be, than could be obtained in arm’s length transactions with third parties.  The foregoing shall not restrict or prohibit continuation of relationships with FA existing as of the date hereof which have been specifically disclosed (including all material terms and conditions) in FA’s existing filings with the Securities and Exchange Commission, provided that any relationships which include a compensatory element shall be subject to prior approval by the Phoenix Member.

The Members agree that Phoenix Enterprises LLC may provide investment banking services to Holdings and FA (including future financings and prospective FA Liquidation Events) on a basis consistent with the foregoing, with any compensation to be transaction or success-based, and on terms no less favorable to Holdings than could be obtained in arm’s length transactions with third parties.

2. Costs

Regardless of whether the Transaction is consummated, the parties shall share equally and shall be equally responsible for the payment of all legal fees and expenses, including respective attorneys’ fees and expenses, whether incurred by Steiner, Sassower or the Company (but excluding expenses paid by third parties, including those incurred by or on behalf of FA, which shall be obligations only of FA), in connection with any proposal presented to the FA board of directors, the negotiation, execution and delivery of this MOU, the Agreements described below and the Transaction Documents and the transactions contemplated herein and therein.  If the Transaction is consummated, the parties shall cause such expenses to be paid or reimbursed by the Company or FA. Without limiting the expense reimbursement obligation of Steiner or FA, as the case may be, set forth or contemplated, as the case may be, in Section V.2, if the Transaction is not consummated, each of the parties shall pay or reimburse the party that has advanced, or cause the Company to pay or reimburse the party that has advanced, for 50% of all such expenses. Such payments or reimbursements shall be funded from the expense reimbursement obligation of Steiner or FA, as the case may be, set forth or contemplated in Section V.2, and not by capital contributions from the Phoenix Member.

3. Specific Performance

The transactions contemplated hereby are unique and the Members acknowledge that the breach or threatened breach of the provisions of this MOU would cause irreparable harm to the nonbreaching Member for which an award of monetary damages would be inadequate.  Accordingly, in addition to and not in limitation of any other remedies available for a breach or threatened breach by a Member of any of the binding provisions of this MOU, the aggrieved Member shall be entitled to an injunction restraining the breaching Member from continuing such breach or threatened breach and requiring specific performance of the terms of this MOU.

4. Governing Law; Jurisdiction

This MOU, the definitive operating agreement of Holdings, and any documents contemplated under any of the foregoing shall be governed by the laws of the State of Delaware, without reference to conflicts of law principles thereof. Each Member irrevocably consents to the exclusive jurisdiction of the federal and/or state courts located in the State of New York in connection with any action arising from this MOU.

It is the parties’ mutual intention to incorporate these terms and conditions and other customary mutually agreeable terms and conditions into a definitive operating and other agreements (“Agreements”), as soon as practicable. Promptly following the execution and delivery of this MOU, each of the parties hereto shall use its commercially reasonable efforts and negotiate in good faith the form, terms and provisions of the definitive Agreements, which shall be based on the terms and conditions set forth in this MOU, and shall also include other standard and customary terms and provisions for agreements of such kind to the extent consistent with this MOU, with a view toward forming Holdings and executing the Agreements as soon as reasonably practicable.

However, until completion and execution of such Agreements, this MOU is intended to, and shall serve as the binding legal agreement between the parties with respect to the matters set forth in this MOU, with intended binding legal effect from the date hereof.  Notwithstanding the foregoing, if the Transaction has not been consummated by the Termination Date, this MOU shall then terminate and no longer be in effect.

Executed on and as of the Effective Date set forth above.

/c/ Jeffrey J. Steiner
JEFFREY J. STEINER

/c/ Philip S. Sassower
PHILIP S. SASSOWER